Exhibit 21.1 - List of Subsidiaries

Subsidiaries of the Company	Equity Interest	Jurisdiction of Incorproation
Pegasus Tel., Inc.	100%	New York
GAS Investment China Co., Ltd.	100%	British Virgin Islands
Beijing Zhong Ran Wei Ye Gas Co. Ltd. (“Beijing Gas”)	100% by GAS Investment	PRC

Subsidiaries of Beijing Gas	Beijing Gas Equity Interest

Yu Tian county Zhong Ran Wei Ye Gas Ltd.	90%	PRC

Ning Jing Wei Ye Gas Ltd.	95%	PRC

Xing Tang County Wei ye Gas Ltd.	95%	PRC

Lin Zhang County Wei Ye Gas Ltd.	85%	PRC

Jin Zhou Wei Ye Gas Ltd.	95%	PRC

Wu Qiao County Gas Ltd.	95%	PRC

Long Yao County Zhong Ran Wei Ye Gas Ltd.	95%	PRC

Shen Zhou Wei Ye Gas Ltd.	95%	PRC

An Ping County Wei Ye Gas Ltd.	95%	PRC

Pei County Wei Ye Gas Ltd.	90%	PRC

Si Hong Wei Ye Gas Ltd.	95%	PRC

Si Shui Wei Ye Gas Ltd.	95%	PRC

Lang Fang Development Zone Wei Ye Dangerous Goods Transportation Ltd.	95%	PRC

Beijing Zhong Ran Xiang Ke Gas Technology Ltd.	40%	PRC